[Letterhead of Sutherland Asbill & Brennan LLP]

February 18, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Registration Statement on Form N-2, filed on December 15, 2010

File No. 333-171185

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 17, 2011 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-171185), filed with the Commission on January 21, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please explain why the Company has not yet filed a fidelity bond with the Commission.

The Company advises the Staff on a supplemental basis that the Company’s initial fidelity bond was approved by the Company’s board of directors and became effective prior to the date on which the Company filed its election to be regulated as a business development company on Form N-54A. The Company confirms that it intends to file its fidelity bond upon its renewal with the Commission in accordance with Rule 17g-1 within the required timeframe after its receipt.

Vincent J. Di Stefano, Esq.

February 18, 2011

2.	Please advise the Staff supplementally as to whether the Company accrues an expense for the potential capital gains incentive fee payable in a situation where the Company has accrued unrealized appreciation with respect to a specific investment?

The Company advises the Staff on a supplemental basis that the Company’s capital gains incentive fee is calculated based upon the Company’s cumulative realized capital gains, net of cumulative realized losses and unrealized depreciation since inception, as required under Section 205(b)(3) of the Investment Advisers Act of 1940, amended. As a result, the type of accrual referenced by the Staff would have no current impact on the Company given the actual cumulative realized losses and unrealized depreciation in the Company’s investment portfolio, even if the Company’s current unrealized appreciation on its investment portfolio were included when calculating its capital gains incentive fee. The Company confirms, however, that it will accrue an expense in the event that in the future the accrued unrealized appreciation on its investment portfolio would result in a capital gains incentive fee, if realized.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jeff Long / Securities and Exchange Commission

Nicholas Radesca / Solar Capital Ltd.

John Mahon / Sutherland Asbill & Brennan LLP